To,

BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Symbol: INFY (NYSE)

September 8, 2021

Dear Sir/Madam,

Sub: Outcome of consideration of proposal for closure of the Buyback (as defined hereinafter) by the Buyback Committee

This is in furtherance of (i) our letter dated April 14, 2021, disclosing the outcome of the meeting of the board of directors of the Company ("**Board**") held on the same day, that approved, amongst other things, the Buyback (as defined hereinafter); (ii) our letter dated June 23, 2021 regarding submission of the public announcement dated June 22, 2021 ("**Public Announcement**"); and (iii) our letter dated September 6, 2021 regarding intimation of the Buyback Committee to consider closure of the Buyback.

The Board, through its resolution dated April 14, 2021, and the members of Infosys Limited ("**Company**"), through a special resolution dated June 19, 2021, the results of which were announced on June 21, 2021, had approved the proposal by the Company to buy back its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**"), the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, and the Companies (Management and Administration) Rules, 2014, as amended ("**Buyback**").

The Buyback commenced on June 25, 2021 ("**Commencement Date**"), in accordance with the procedure provided under the Buyback Regulations.

In this regard, please be informed that the Company has (i) bought back 5,58,07,337 Equity Shares at an average price of ₹ 1,648.53 (Rupees One Thousand Six Hundred Forty Eight and Paise Fifty Three only) per Equity Share; and (ii) deployed an amount of ₹ 9199,99,99,599.80 (Rupees Nine Thousand One Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand and Five Hundred Ninety Nine and Paise Eighty only) utilising 99.9999996% of the Maximum Buyback Size (excluding transaction costs) with a balance of ₹ 400.20 (Rupees Four Hundred and Paise Twenty only) till September 8, 2021.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Consequently, the Buyback Committee has approved the closure of the Buyback pursuant to the terms of the Public Announcement, with effect from today, *i.e.* September 8, 2021, prior to the expiry of six months from the Commencement Date.

The above information is also available on the Company's website at www.infosys.com.

This is for your information and records and be treated as compliance with Regulation 30, read with Part A of Schedule III, or any other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015, as amended.

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.09.08 18:06:28 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com